 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Orexigen Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

686164302
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 686164302

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,687,702 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,687,702 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,687,702 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes $4,628,000 of Convertible Notes (defined in Item 4) convertible into approximately 56,518 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Includes 1,379,838 Warrants (defined in Item 4) to acquire 1,379,838 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation. As such, BVF holds Warrants to acquire 118,428 additional shares which are excluded from the table above as a result of the 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

2

CUSIP NO. 686164302

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		204,343 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

204,343 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

204,343 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes $3,028,000 of Convertible Notes convertible into approximately 36,978 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Excludes 964,800 Warrants to acquire 964,800 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

3

CUSIP NO. 686164302

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		54,099 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

54,099 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,099 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

PN

(1) Includes $907,000 of Convertible Notes convertible into approximately 11,076 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Excludes 298,133 Warrants to acquire 298,133 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

4

CUSIP NO. 686164302

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		54,099 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

54,099 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,099 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

CO

(1) Includes $907,000 of Convertible Notes convertible into approximately 11,076 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Excludes 298,133 Warrants to acquire 298,133 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

5

CUSIP NO. 686164302

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,036,860 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,036,860 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,036,860 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes $10,000,000 of Convertible Notes convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Includes 1,379,838 Warrants to acquire 1,379,838 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

6

CUSIP NO. 686164302

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,036,860 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,036,860 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,036,860 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes $10,000,000 of Convertible Notes convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Includes 1,379,838 Warrants to acquire 1,379,838 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

7

CUSIP NO. 686164302

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,036,860 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,036,860 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,036,860 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes $10,000,000 of Convertible Notes convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes.

Includes 1,379,838 Warrants to acquire 1,379,838 shares of Common Stock. As of the date hereof, the Warrant exercise limitation described in the next sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned in the aggregate. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

8

CUSIP NO. 686164302

Item 1(a).	Name of Issuer:

Orexigen Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3344 N. Torrey Pines Ct., Suite 200

La Jolla, CA 92037

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP NO. 686164302

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

686164302

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

10

CUSIP NO. 686164302

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 3,999,998 warrants, convertible for an aggregate of 3,999,998 shares of Common Stock (the “Warrants”). Each Warrant is convertible into 1 share of Common Stock. The Reporting Persons have elected to implement blocker language for the Warrants that restrict exercise of the Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”). As of the date hereof, the Warrant exercise limitation described in the prior sentence limits the aggregate exercise of Warrants by the Reporting Persons to 1,379,838 out of the 3,999,998 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Warrants owned by BVF would be fully exercised, and the remaining Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Managed Accounts would remain unexercised, thereby bringing the Reporting Persons to the aggregate 9.99% limitation.

In addition to the Warrants, the Reporting Persons hold $10,000,000 of the Issuer’s 2.75% convertible senior notes due 2020 (the “Convertible Notes”) convertible into approximately 122,122 shares of Common Stock based on a ratio of 12.21225 shares of Common Stock for each $1,000 principal amount of Convertible Notes. In providing beneficial ownership described herein, the Reporting Persons have assumed that all Convertible Notes would be converted.

The Reporting Persons may choose to convert or exercise, as applicable, the Warrants or Convertible Notes in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the date hereof, (i) BVF beneficially owned 1,687,702 shares of Common Stock, including 56,518 shares of Common Stock issuable upon the conversion of Convertible Notes held by it and including 1,379,838 shares of Common Stock issuable upon the exercise of Warrants held by it; (ii) BVF2 beneficially owned 204,343 shares of Common Stock including 36,978 shares of Common Stock issuable upon the conversion of Convertible Notes held by it, and (iii) Trading Fund OS beneficially owned 54,099 shares of Common Stock including 11,076 shares of Common Stock issuable upon the conversion of Convertible Notes held by it.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 54,099 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 2,036,860 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners Managed Accounts (the “Partners Managed Accounts”), including 90,715 shares of Common Stock held in the Partners Managed Accounts including $1,437,000 Convertible Notes held in the Partners Managed Accounts convertible into approximately 17,549 shares of Common Stock.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,036,860 shares of Common Stock beneficially owned by Partners.

11

CUSIP NO. 686164302

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,036,860 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

The numbers reported herein for the Warrants and shares of Common Stock have been divided by 10 pursuant to the Issuer’s one-for-ten reverse stock split as reported in the Issuer’s Form 8-K filed with the SEC on July 11, 2016.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 18,887,033 shares of Common Stock outstanding as of December 31, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2018, (b) 122,122 shares of Common Stock that may be acquired upon the conversion of the Convertible Notes and (c) 1,379,838 shares of Common Stock that may be acquired upon the conversion of certain Warrants, as applicable.

As of the date hereof, (i) BVF beneficially owned approximately 8.3% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 1.1% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (less than 1% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

12

CUSIP NO. 686164302

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2 and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on July 19, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP NO. 686164302

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

14